Filed by CVS Health Corporation Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-6 Under the Securities Exchange Act of 1934 Subject Company: Aetna Inc. Commission File No.: 001-16095 Date: November 6, 2018 Third Quarter 2018 Earnings Conference Call Larry Merlo President & Chief Executive Officer Eva Boratto Executive Vice President, Controller and Chief Accounting Officer November 6, 2018 CVSHealth

Important Information No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It In connection with the proposed transaction between CVS Health Corporation ("CVS Health") and Aetna Inc. ("Aetna"), CVS Health filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC"), which includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018, and the special meeting of the stockholders of CVS Health and the shareholders of Aetna was held on March 13, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health's Web site at http://www.cvshealth.com/investors or by contacting CVS Health's Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna's internet website at http://www.Aetna.com or by contacting Aetna's Investor Relations Department at 860-273-0896. 2 (c) 2018 CVSHealth CVSHealth

Important Information Cautionary Statement Regarding Forward-Looking Statements The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "can," "continue," "could," "estimate," "evaluate," "expect," "explore," "forecast," "guidance," "intend," "likely," "may," "might," "outlook," "plan," "potential," "predict," "probable," "project," "seek," "should," "view," or "will," or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health's and Aetna's control. Statements in this communication that are forward-looking, including projections as to the closing date for the pending acquisition of Aetna (the "transaction"), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health's and Aetna's businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health's common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health's expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health's and Aetna's respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies' pharmacy benefit business, the synergies from the transaction, and CVS Health's, Aetna's and/or the combined company's future operating results, are based on CVS Health's and Aetna's managements' estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health's ability to promptly and effectively integrate Aetna's businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues. 3 (c) 2018 CVSHealth CVSHealth

Important Information In addition, this communication may contain forward-looking statements regarding CVS Health's or Aetna's respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health's or Aetna's actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health's ability to complete the transaction and/or CVS Health's ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health's ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health's and Aetna's respective filings with the SEC, including the risk factors discussed in "Item 1.A. Risk Factors" in CVS Health's and Aetna's most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are and will be based upon management's then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date. 4 (c) 2018 CVSHealth CVSHealth

Forward-looking Statements This presentation contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views related to our future financial performance, future events and industry and market conditions. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from what may be indicated in the forward-looking statements. We strongly encourage you to review the information in the reports that we file with the SEC regarding these specific risks and uncertainties, in particular those that are described in the Risk Factors section of our most-recently filed Quarterly Report on Form 10-Q. This presentation includes non-GAAP financial measures that we use to describe our company's performance. In accordance with SEC regulations, you can find the definitions of these non-GAAP measures, as well as reconciliations to most comparable GAAP measures, on the Investor Relations portion of our website. Link to our non-GAAP reconciliations: https://bit.ly/2HLoRlU 5 (c) 2018 CVSHealth CVSHealth

Aetna Update 6 (c) 2018 CVSHealth CVSHealth

Progress on Aetna Transaction Regulatory Update Received approval from the Department of Justice on October 10th Final stages of state approval process: received 23 of 28 state approvals needed, including CT, our lead regulator Expect to close prior to Thanksgiving Immediate priorities of integration and innovation teams fall into two broad categories: Successfully delivering on our stated goal in year-two synergies Clear line of sight into year-two synergies that now exceed our original $750 million goal Key near-term synergies derived from reduction of corporate expenses, integration of operations, and some medical cost reductions Executing on the foundational pieces of our new health care model to achieve longer-term growth and value creation 7 (c) 2018 CVSHealth CVSHealth

Longer-Term Value Creation Targeting substantial savings through specific portfolio of products & services Better management of five common chronic conditions by building upon near-term medical cost savings through tighter integration of pharmacy and medical claims, the rich clinical dataset we will have, along with our community assets Optimize and extend primary care by expanding the scope of services available at MinuteClinic to help with early identification and ongoing management of chronic disease Programs and services that reduce avoidable hospital readmissions Comprehensive programs to better manage complex, chronic diseases: Kidney disease with goal to reduce hospitalizations and delay progression of the disease Oncology: objective to align provider incentives to focus on quality and outcomes, while enhancing patient support Our first concept stores will be up and running early 2019 Pilot and explore new programs and services to better address cost-quality-access challenges of consumers Identify most cost-effective and scalable solutions so they can be rolled out more broadly across footprint We will make these solutions available to the wide array of health care partners we work with today through open platform model 8 (c) 2018 CVSHealth CVSHealth

Three Priorities Guide How Health Care Consumer Engagement is Transformed ... Be Local Make it Simple Improve Health ... and guide our strategies for medical cost savings Common Chronic Disease Management Readmission Prevention Site of Care Management Optimize Primary Care Complex Chronic Disease Management 9 (c) 2018 CVSHealth CVSHealth

CVS Health is Uniquely Positioned to Address Medical Cost Savings Opportunities Digital Capabilities Data, Analytics and Technology Community-Based Assets Partnerships Unmatched connections to the consumer ... at the center 10 (c) 2018 CVSHealth CVSHealth

Multiple Levers of Value Creation Allow CVS Health to Accelerate Enterprise Growth Value Creation Levers Medical Cost Savings Membership Growth Increased Customer Satisfaction and Retention Expanded Customer Value Through CVS Assets Open Platform Allows for Broad Partnerships Value creation to deliver top- and bottom-line growth 11 (c) 2018 CVSHealth CVSHealth

2018 Guidance 12 (c) 2018 CVSHealth CVSHealth

Guidance: 2018 Full-year

Enterprise Outlook

	Full-year 2018
Net Revenue Growth	1.5% to 2.5%
Retail Same-Store Adjusted Scripts (1) (2)	*8.25% to 9.25%*
PSS Total Adjusted Claims (2)	*1.88 billion to 1.90 billion*
Adjusted Operating Profit Growth	(0.75%) to 0.75%
Adjusted EPS	$6.98 to $7.08
Growth	*18.25% to 20.0%*
GAAP EPS	$1.40 to $1.50

1. Same store prescriptions exclude prescriptions from stores in Brazil and long-term care operations.
2. Includes the adjustment to convert 90-day prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal 30-day prescription.
3. Assume for guidance purposes only, Aetna transaction closes at year-end 2018. By doing so, we are setting no expectations for results of Aetna's operations in 2018.
4. Net interest expense, transaction and integration costs related to the deal are excluded from adjusted figures.
5. Unfavorably affected by 2018 implementation costs for the Anthem contract and the absence of the RxCrossroads business due to its sale.
6. Adjusted operating profit growth negatively affected by investment of $275 million of tax savings back into the business, predominantly in the back half of the year in the Retail/LTC segment.

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CVSHealth

Impacts From the Close of Aetna Transaction From a non-GAAP perspective, upon closing, the net interest expense associated with the deal-related debt raised in March will be included in the non-GAAP figures We expect to issue approximately 285 million shares There will be a slight increase in the combined company tax rate relative to the CVS standalone rate There will be an increase in our revenue eliminations to reflect the elimination of Aetna's fully insured pharmacy revenue, also recorded on CVS Caremark's books Addition of Aetna's operating results Given the timing of the close, the impact of these items on Adjusted EPS is expected to be dilutive in both Q4 and the year 2019 earnings expectations will be provided on 4th quarter earnings call in February 14 (c) 2018 CVSHealth CVSHealth